Form 10-C

Securities and Exchange Commission
Washington, D.C. 20549


Report by issuer of securities quoted on The Nasdaq Stock Marketsm, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.


Exact name of issuer as specified in charter:    BDM International, Inc.
Address of principal executive offices:          1501 BDM Way, McLean, VA 22102
Issuer telephone number (including area code):   (703) 848-5000

I.  Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding.

1.   Title of security:  Common Stock
2    Number of shares outstanding before the change:  14,499,126
3.   Number of shares outstanding after the change:  28,998,252
4.   Effective date of change:  March 20, 1997
5.   Method of change:  2:1 stock split
Specify Method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.). Give brief description of transaction.


II.      Change in Name of Issuer
1.   Name prior to change:  N/A
2.   Name after change:
3.   Effective Date of charter amendment changing name:
4.   Date of shareholder approval of change, if required:



                                               Corporate Vice President,
March 27, 1997      /s/ John F. McCabe         Secretary and General Counsel
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Date              Officer signature and title